EMAIL: SFELDMAN@OLSHANLAW.COM

DIRECT DIAL: 212.451.2234

October 7, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Jessica Ansart, Esq.

Office of Life Sciences

Re:	IMAC Holdings, Inc. Registration Statement on Form S-3 File No. 333-267622

Ladies and Gentlemen:

On behalf of IMAC Holdings, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), one complete copy of Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-3 (the “Registration Statement”), for the registration of the Company’s common stock for resale by certain selling stockholders.

The Amendment is being filed solely to update the selling stockholder table for two holders (see pages 7 and 9 of the Amendment).

We intend to request acceleration of the effectiveness of the Registration Statement to Tuesday, October 11, 2022 and will provide a letter promptly or as soon as practicable thereafter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact the undersigned at (212) 451-2234 or Zachary Freedman of this office at (212) 451- 2391.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc: Mr. Jeffrey S. Ervin